THUNDER
ENERGY
TRUST

400, [redacted] 294.1635
Calgar [redacted] 232.1317

thunderenergy.com

07024621

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 18 2007
WASH, D.C.
186

June 8, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

SUPPL

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated June 8, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
JUN 2 8 2007
THOMSON
FINANCIAL

dw 6/20

File # 82-34957.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust Will Not Declare A Distribution This Month

Calgary, Alberta, June 8, 2007 - Thunder Energy Trust ("Thunder") announces that it will not be declaring any distribution this month with respect to the units of Thunder in light of the pending consideration by the securityholders of Thunder of the previously announced plan of arrangement involving Overlord Financial Inc., Public Sector Pension Investment Board, Infra-PSP Canada Inc. and Sword Energy Inc. Today's announcement is in respect of a distribution that would normally have been paid on July 16, 2007 to unitholders of record as at June 22, 2007, for June 2007 production. In the event that the arrangement does not proceed, Thunder will advise of the distribution policy adopted by the Board of Directors of Thunder Energy Inc., the administrator of Thunder.

For further information please contact:
Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

END